CONSENT OF MARK MOUNDE
3rd Floor, 46 Chancery Lane, WC2A 1JE, United Kingdom

April 14, 2015

CONSENT OF EXPERT

VIA EDGAR

United States Securities and Exchange Commission:

RE:	Tasman Metals Ltd. Management's Discussion and Analysis for the Six Months Ended February 28, 2015 (the "MD&A")

To Whom It May Concern:

I have assisted with the preparation of the Pre-Feasibility Study – NI 43-101 – Technical Report for the Norra Karr Rare Earth Element Deposit, Effective Date: January 31, 2015 (the "Study").  I refer to the following (collectively the "Information") which is referenced in the MD&A and/or documents incorporated by reference therein:

1.	The Study; and
2.	Mineral Reserve estimates completed by Wardell Armstrong International Limited under my supervision.

I hereby consent to the use of my name and the Information, and summaries thereof, and inclusion and incorporation by reference thereof and information derived from such Information in the MD&A and/or Tasman Metals Ltd.'s Registration Statement on Form F-3 (File No. 333-190863), and any associated prospectus, filed with the United States Securities and Exchange Commission.

I confirm that I have read the sections relevant to the Norra Karr Rare Earth Element Deposit in a draft of the MD&A and I have no reason to believe that there are any misrepresentations that are derived from the Information or that are within my knowledge as a result of the services I performed in connection with such Information.

Yours truly,

/s/Mark Mounde
 Mark Mounde